Exhibit 99.21

Canopy Growth Provides Domestic Expansion Update

SMITHS FALLS, ON, June 24, 2017 /CNW/—Earlier this week, Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or the “Company”) provided a global operational update to keep shareholders and other stakeholders apprised of operational developments as they relate to international milestones and innovative new product types. With a rapidly growing medical market in Canada, increasing international demand profiles and the fast-approaching move towards an adult-use access market in Canada, a reliable, diversified and exponentially larger footprint will be essential.

With a track record of building and operating the largest sites in Canada and already overseeing the largest diversified network of sites, including over 500,000 square feet of GMP-certified indoor and greenhouse facilities, Canopy Growth is pleased to announce the first in a series of capacity announcements and expansion plans.

THE HIGHLIGHTS (FROM WEST TO EAST):

•	Agreement with Goldman Holdings, Ltd. (“Goldman Group”) pursuant to previously announced MOU to begin build-out and licensing process for a 160,000 square foot indoor facility in Edmonton, Alberta.

•	Cultivation license obtained at the Yorkton, Saskatchewan-based Tweed Grasslands (rTrees Producers Limited or “rTrees”) facility.

•	Retrofit and expansion at the Mettrum Bowmanville, Ontario facility now completed and licensed, adding 200% more production capacity at that facility.

•	The previously announced supply agreement and sale of Mettrum (Bennett North) Ltd. (“Bennett North”) to Cannabis Care Canada, backed by LiUNA, North America’s single largest construction union with over 100,000 Canadian members, is progressing with closing anticipated shortly.

•	Expansion at our flagship 1 Hershey Drive Campus in Smiths Falls continues with licensing of 33% more flowering space, licensed and launched production of industrial scale CO2 super-critical extraction, and construction is underway in the remaining 300,000 square foot North Campus area.

•	Entered into an agreement to acquire a 100,000 sq. ft. facility in Fredericton, New Brunswick with the intention of launching a Tweed facility for indoor production in New Brunswick.

Our ongoing mission is to build the brands and products that people want, and to support those brands with the necessary capacity footprint to satisfy all the customers who trust our family of companies for their cannabis. Canopy Growth is committed to prioritizing patient access over recreational sales but that doesn’t change its plans to pursue recreational markets in Canada or any other federally legal jurisdiction.

Through its subsidiaries, Canopy Growth has overseen hundreds of harvests across multiple facilities. Management believes it has an unparalleled ability to forecast production capacity in the industry. As we release more information on our expansion plans, we will begin to paint the picture of how our footprint will position us for future global demand.

ADDITIONAL DETAILS

Smiths Falls Campus – Main Building: The 40 acre Smiths Falls Campus at 1 Hershey Drive is the Company’s largest indoor location and will continue to act as the strategic hub for innovation, consumer shipping, and multi-format value-add conversion activities. But we still do a lot of growing there and are pleased to announce the recent licensing of 33% more flowering space.

Additionally, to support increased demand across all oil-based products, a custom-built industrial extraction system is now commissioned and operational in the Smiths Falls facility. The new system is capable of producing as much oil in approximately 1 month as the Company has produced since extraction activities commenced in November 2015. This is a major step forward and will lead to increased product availability across multiple brands in the short term once fully ramped up.

Smiths Falls Campus – North Campus: Another 300,000 square feet of production space is currently in the early stages of demolition and construction at the North Campus area of our site. The future space, subject to Health Canada approval, is expected to support additional growing and vault capacity, production of value add products for the evolving adult access market, when permitted, office administration space and a return of the famous Visitor Centre at the Smiths Falls Hershey Drive campus.

Tweed Grasslands: Canopy Growth is pleased to announce that Tweed Grasslands (rTrees) in Yorkton-Saskatchewan has become its sixth licensed production site, having received its cultivation license. Production will begin next month to support increased demand from medical patients around the world. The Grasslands facility will be fully operational by early summer 2018.

New Edmonton Facility Planned: Canopy Growth has leveraged a previously announced MOU with Goldman Group to expand its footprint into Edmonton, Alberta with a 160,000 square foot facility that, per the terms of the MOU, will be leased to Canopy Growth by Goldman Group with an option to purchase the facility at the end of each 5-year quarter of the 20-year lease. The transaction is expected to close August 1, with the existing tenants vacating October 1, 2017. As always, licensing is contingent upon Health Canada and municipal approvals.

Main Bowmanville Facility: The Mettrum Bowmanville facility has received approval for additional flowering rooms, a 200% increase over current production capabilities. These rooms are coming online in tandem with the completion of retrofit work on the existing rooms following the acquisition of Mettrum by Canopy Growth.

Fredericton, New Brunswick: Canopy Growth has entered into an agreement to acquire a 100,000 sq. ft. facility in Fredericton, New Brunswick with the intention of launching a Tweed facility for indoor production in New Brunswick.

Vert Cannabis Drummondville Site: The Vert Cannabis application in St. Lucien, Quebec continues to advance through the Health Canada application process and is ready for inspection.

Mettrum (Bennett North): Per the previously announced transaction with Cannabis Care Canada Inc. (“CCC”) outlining the sale of Mettrum (Bennett North) to CCC, the transaction is progressing and is expected to close shortly. The announcement was originally made prior to Canopy Growth acquiring Mettrum Health Corp. and has proceeded as planned following that acquisition.

CCC is financially backed by Laborers International Union of North America (“LiUNA”), North America’s single largest construction union with over 100,000 Canadian members. Under the terms of the agreement, CCC will pay $7 million in cash to acquire Bennett North and enter into a three-year Supply Agreement with CGC. As part of the transaction, CCC will assume all outstanding obligations associated with Bennett North.

Canopy Growth subsidiaries, working in conjunction with CCC, will begin working directly with LiUNA local chapters in the near future to support members’ needs.

Scarborough Sites: Canopy Growth continues to explore partnership opportunities for the original Bedrocan Canada distribution-only licensed site, and production continues at the main Scarborough location.

Here’s to (a lot of) Future Growth (across Canada).

ABOUT CANOPY GROWTH CORPORATION

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

NOTICE REGARDING FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc., Mettrum Health Corp., or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/June2017/24/c1046.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@canopygrowth.com, 613-769-4196; Tyler Burns, Investor Relations, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122, Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 06:00e 24-JUN-17